UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 22, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

(1) THE INVESTMENT AND COOPERATION PROPOSAL OF
CHINA NATIONAL AVIATION CORPORATION (GROUP) LIMITED

(2) RESUMPTION OF TRADING OF SHARES

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in regard to the proposal presented by China National Aviation Corporation (Group) Limited (“CNAC”) to the board of directors of the Company (the “Board”) on 18 January 2008 concerning investment in the Company and formation of a strategic partnership with the Company.

At the request of the Company, trading in the H shares of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended with effect from 9:30 a.m. on 21 January 2008. The Company has made an application to the Stock Exchange for trading in its H shares on the Stock Exchange to be resumed from 9:30 a.m. on 22 January 2008.

This announcement is made by the Company in regard to the proposal presented by CNAC to the Board on 18 January 2008 concerning investment in the Company and formation of a strategic partnership with the Company.

The Board has received a proposal presented by CNAC on 18 January 2008 concerning investment in the Company and formation of a strategic partnership with the Company. The full text of the proposal is attached below.

The Board is currently handling the aforementioned proposal. The Board will, at an appropriate time, further make a formal announcement. Before the publication of such formal announcement, any report with regard to the aforementioned proposal does not represent the position of the Company.

At the request of the Company, trading in the H shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 21 January 2008. The Company has made an application to the Stock Exchange for trading in its H shares on the Stock Exchange to be resumed from 9:30 a.m. on 22 January 2008.

Investors are advised to exercise caution in dealing in the shares of the Company.

Appendix: An English translation of the full text in Chinese of CNAC’s “Proposal on investment in China Eastern Airlines Corporation Limited (“CEA”) and formation of a strategic partnership with CEA” is set out below.

“18 January 2008
China Eastern Airlines Corporation Limited
Board of Directors
No. 2550, Shanghai Hongqiao Road, Zip Code: 200335
P. R. China

Dear Sirs,

Re: A proposal in respect of investment in China Eastern Airlines Corporation Limited (“China Eastern Airlines”) and formation of a strategic partnership with China Eastern Airlines

We, China National Aviation Corporation (Group) Limited (“CNACG”), hereby invite your company to consider the proposal that we have set out in this letter with respect to investment in China Eastern Airlines and formation of a strategic partnership with China Eastern Airlines (the “Proposal”). We refer to the contents set out in the circular issued by China Eastern Airlines dated 23 November 2007 (the “Circular”). Unless otherwise defined, terms used in this Proposal have the same meanings as defined in the Circular.

In line with the announcement made by us on 7 January 2008, we propose CNACG and/or the relevant parties it represents (collectively, the “CNACG Parties”) and China Eastern Air Holdings Company (“CEA Holdings”) to jointly subscribe for 2,984,850,000 new H Shares to be issued by China Eastern Airlines at a price of not less than HK$5 per H share. The final issue price of such H shares will depend on the discussions among all parties. As at the date of the Proposal, the CNACG Parties do not intend to hold 30% or more of the total issued shares in China Eastern Airlines after such new share issue.

With respect to business cooperation, notwithstanding whether or when the abovementioned proposal for subscribing for new issued shares will be implemented, the CNACG Parties will endeavour to procure the business cooperation between Air China Limited (“Air China”) and China Eastern Airlines (collectively, the “Airlines”) in the following three areas:

1.	Cooperating with China Eastern Airlines to establish an aviation hub operation system in Shanghai

To endeavour to procure the cooperation between the Airlines in order to accelerate the establishment of the Shanghai aviation hub; to assist China Eastern Airlines in perfecting its route network; to assist China Eastern Airlines in optimizing the allocation of operation resources at Pudong Airports and Hongqiao Airports; to promote the leading role of China Eastern Airlines in establishing the aviation hub at Shanghai Pudong Airport.

2.	Integrating the cargo business of the Airlines

To endeavour to procure the integration of cargo business of the Airlines: to establish an air cargo joint venture for enhancing the competitiveness of the cargo business of the Airlines.

3.	Carrying out comprehensive cooperation between the Airlines

To endeavour to procure the comprehensive cooperation between the Airlines in various business areas, such as code sharing, optimisation of route network and capacity, frequent flyers program, maintenance, ground handling, and cargo terminal etc.

We believe that the comprehensive implementation of the Proposal will achieve significant synergy for the Airlines, and will bring substantial benefits to the Airlines, their shareholders and their employees as well as the society as a whole.

1.
Based on an analysis of our financial adviser, China International Capital Corporation Limited, the Proposal will effectively improve the financial position of China Eastern Airlines and the operating results of the Airlines in the following ways:

•	China Eastern Airlines will receive no less than HK$14.9 billion in cash.

•
The financial position of China Eastern Airlines will be significantly improved, as its ratio of liabilities to assets will fall from 94.3% to less than 77%, upon the completion of subscription of new issued shares by the CNACG Parties and CEA Holdings.

•	As a result of China Eastern Airlines receiving the proceeds from issuing new shares, it will save more than RMB776 million (approximately HK$836 million) per annum in interest expenses.

•
The business cooperation between the Airlines will bring a synergy of more than RMB5 billion (approximately HK$5.384 billion) per annum, as the income of the Airlines will increase by approximately RMB4 billion (approximately HK$4.307 billion) and the Airlines’ costs will decrease by approximately RMB1 billion (approximately HK$1.077 billion).

2.	Enhancing the overall strengths and international competitiveness of the Airlines

•
To establish Shanghai and Beijing as two major aviation hubs that have great influence in North East Asia and worldwide, with the China Eastern Airlines and Air China playing the leading role, respectively.

•
To effectively improve the resources allocation for international routes operated in Shanghai and Beijing; to enhance the market shares of the Airlines in the international routes operated in Shanghai and Beijing, and to strengthen the competitiveness of the Airlines in the international market.

•	To strengthen the overall competitiveness of the Airlines in air cargo operation, and to improve their current vulnerable situation in international competition.

3.	Providing consumers with better products and service

•	To provide more routes and flights, more diversified products and better services, making more choices available to consumers.

•	To effectively enhance the operation efficiency and reduce the operating costs of the Airlines, so as to provide consumers with better products and services.

The CNACG Parties will seriously consider any other suggested improvements to its offers based on the Proposal, and reserve their right to further amend the terms of the Proposal.

Any plan based on the Proposal is subject to the approvals as required by the applicable laws and regulations.

Yours faithfully,
By order of the board of directors
China National Aviation Corporation (Group) Limited
Li Wanjie
Company Secretary”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
21 January 2008